Exhibit 12.1

Computation of Earnings to Fixed Charges (in thousands, except for ratios)

Ratio of Earnings to Fixed Charges

	Quarter Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Net loss attributable to common stockholders	$(3,913)	$(24,576)	$(62,843)	$(26,978)	$(4,684)	$(2,883)
Add: Fixed charges	—	217	64	1,096	2	4
Deemed dividend for preferred stock	—	—	24,987	14,332	—	—
Less: Capitalized interest	—	—	—	—	—	—

Earnings, as defined	(3,913)	(24,359)	(37,792)	(11,550)	(4,682)	(2,879)

Interest expense	—	217	4	1,078	2	4
Accretion to redemption value of redeemable convertible preferred stock	—	—	60	18	—	—

Fixed charges	—	217	64	1,096	2	4
Deemed dividend for preferred stock	—	—	24,987	14,332	—	—

Deficiency of earnings to fixed charges	$(3,913)	$(24,576)	$(62,843)	$(26,978)	$(4,684)	$(2,883)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

For the purpose of calculating the ratio of earnings to fixed charges, earning are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, including accretion to redemption value of redeemable convertible preferred stock. The deficiency of earnings to fixed charges for the above periods results from having no net products sales prior to March 2005 as well as operating expenses exceeding net product sales since that time.